UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                                STERLING BANCORP
 ..............................................................................
                                (Name of Issuer)

                           Common Shares, $1 par value
 ..............................................................................
                         (Title of Class of Securities)

                                    859158107
 ..............................................................................
                                 (CUSIP Number)

                                December 31, 2001
 ..............................................................................
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]       Rule 13d-1(b)

[_]       Rule 13d-1(c)

[_]       Rule 13d-1(d)

The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  859158 10 7

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1)      Name of Reporting Person
        S.S. or I.R.S. Identification Nos. of Above Person

        STERLING NATIONAL BANK, f/k/a STERLING NATIONAL BANK & TRUST COMPANY OF NEW YORK
        I.R.S. Identification No. 13-1345915

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2)      Check the Appropriate box if a Member of a Group*

        (a)     [_]

        (b)     [X]

*Sterling National Bank, f/k/a Sterling National Bank & Trust Company of New York and Lawrence Newman are co-executors of the Last Will and Testament of Theodore H. Silbert dated June 12, 1991 and the Codicil thereto dated March 27, 1992 and the trustees of the Trusts created thereunder.


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3)      SEC Use Only



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4)      Citizenship or Place of Organization:          NEW YORK


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                              (5) Sole Voting Power                   148,953
                              --------------------------------------------------
Number of Shares              (6) Shared Voting Power                 334,586
                              --------------------------------------------------
Beneficially Owned by         (7) Sole Dispositive Power              148,953
                              --------------------------------------------------
Each Reporting Person With    (8) Shared Dispositive Power             34,743

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9)      Aggregate Amount Beneficially Owned by Each Reporting Person

        493,250
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10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares

        [_]
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11)     Percent of Class Represented by Amount in Row 9
        4.9
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12)     Type of Reporting Person                                   BK

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                                  SCHEDULE 13-G

Item 1       (a)   Name of Issuer:
                      Sterling Bancorp,
                      a New York Corporation

             (b)   Address of Issuer's Principal Executive Offices:
                      650 Fifth Avenue
                      New York, New York   10019

Item 2       (a)   Name of Person Filing:
                      Sterling National Bank

             (b)   Address of Principal Business Office:
                      650 Fifth Avenue
                      New York, New York   10019

             (c)   Citizenship:
                      New York

             (d)   CUSIP Number:   85158107

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

             (a) [_] Broker or Dealer registered under Section 15 of the Act
             (b) [X] Bank as defined in section 3 (a) (6) of the Act
             (c) [_] Insurance Company as defined in section 3 (a) (19) of the
                     Act
             (d) [_] Investment company registered under section 8 of the
                     Investment Company Act
             (e) [_] Investment Adviser registered under section 203 of the
                     Investment Advisers Act of 1940
             (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1 (b)
                     (ii) (F)
             (g) [_] Parent Holding Company, in accordance with Section
                     240-13d-1 (b) (ii) (G) (note: See Item 7)
             (h) [_] A savings associations as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);
             (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
             (j) [_] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

             See cover page, Items 5, 6, 7, 8, 9 and 11, the responses to which are incorporated herein by reference.

             Sterling National Bank, formerly known as Sterling National Bank & Trust Company of New York, and Lawrence Newman, as co-executors of the Last Will and Testament of Theodore H. Silbert dated June 12, 1991 and the Codicil thereto dated May 27, 1992 (together, the "Silbert Will") acquired 404,398 Common Shares, $1 par value, of Sterling Bancorp (the "Common Shares") in their capacity as co-executors under the Silbert Will. The Silbert Will provides for the creation of separate trusts for six persons named therein. On or about February 28, 1997, the Common Shares were distributed equally among the six trusts. Sterling National Bank and Lawrence Newman are co-trustees of each of the remaining four trusts. The beneficiaries of each trust and the number of Common Shares currently owned by each trust are:

                   Theodore Silbert II           13,200
                   Michael Silbert                6,320
                   Scott Silbert                  7,775
                   Laurie Dunning                 7,448

             The balance of shares reported herein as beneficially owned are owned by Sterling National Bank in its capacity as trustee of the Sterling Bancorp/Sterling National Bank & Trust Company of New York Employees Retirement Plan, the Sterling Bancorp/Sterling National Bank & Trust Company of New York 401(k) Sterling Bancorp Stock Fund, and the Sterling Bancorp/Sterling National Bank & Trust Company of New York Profit Sharing Plans.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].


Item 6       Ownership of More than Five Percent on Behalf of Another Person

             Not applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable.

Item 8.      Identification and Classification of Members of the Group

             Not applicable.

Item 9.      Notice of Dissolution of Group

             Not applicable.

Item 10.     Certification

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2002

                                     STERLING NATIONAL BANK


                                     By:  /s/ Jerrold Gilbert
                                         -----------------------------------
                                         Jerrold Gilbert
                                         General Counsel and Executive
                                           Vice President